



Republic

Company Name

HelloWoofy.com



Logo

Headline

Marketing Driven by AI + Data Science

Cover photo



Graphic Design Tools for All Social Media Platforms
AI
Support Small Businesses
Drag and Drop Marketing Campaign Launcher
Discover Content
Woofy.ai
Data Science
VOICE CONTROL
PREDICTIVE LINGUISTICS
EMOJI SEARCH ENGINE

**Hero
Image**



Tags   Immigrant Founders, Tech, AI, Social Media, Data, B2B

**Pitch
text**

Summary

- 🔬 Social media marketing platform driven by AI + data science
- 👥 1050+ B2B customers; 6,000 potential B2B customer leads worldwide
- 💰 $600/yr avg revenue per customer; 75%+ average gross margin
- 💵 $30,000+ sales in Q4 2019; 🌎 $19B addressable market
- 🚀 850k potential customers targeted (AppSumo campaign launch: see below)
- 📊 300k/m API calls made using HelloWoofy advance AI API tech: EmojiData.ai
- ✅ 10+ hours a week a typical marketer can save; improve the bottom line

Problem

👉 Until now, finding, managing and optimizing content o budget has NOT been smart nor simple 🚀

Entrepreneurs and marketers running a small or medium sized business know **it takes time and resources to effect curate, schedule and optimize marketing content** not just once, but on an ongoing basis. Whether you're trying to c assets, run campaigns on social media platforms, build ads, etc--it can all take ① time, ② staff, ③ funds to implement a maintain. Plus, once you start, there's always the need to keep up with the latest and trending content. 🔝

HelloWoofy.com vs Traditional Platforms 🤔



ADD NEW
MANAGE TEAMS
WATCH DEMO

HelloWoofy.com Smart Marketing Dashboard











HOME
DISCOVER
LIBRARY
CALENDAR
ANALYTICS
SETTINGS
My calendar
Hi, Arjun Rai!
Let's engage more?
Add Content
40
TOTAL POSTS
14
SCHEDULED POSTS
4
DRAFT POSTS SAVED
CREATE CAMPAIGN (MULTI POST)
CREATE SINGLE POST
SAVED DRAFT POSTS
Hashtag Playlists
Entrepreneur Hashtags
#VENTUR...
#STARTU...
#LEADER...
#ANGELI...
#INCUBA...
ADD NEW
#MEDIA
#INSPIRA...
All Team
Steve Hayden
Reese Witherspoon
Steve Jobs
Anne Hathaway
MANAGE TEAMS
WATCH DEMO
VS

Poor UI, UX

Traditional platforms are **designed linearly or extremely complicated** to the point of uselessness for most creative c marketers at small to medium sized businesses. ❌

Lack of insights at affordable price point

Lower end tools are inexpensive but **lack the insights marketers need** to understand how to improve their efforts ne a marketing post do really well (or not)? Was it the words used? The spacing? The images used in terms of the size or image? The emojis used? Was it the hashtags? ...these and other questions remain unanswered, **leaving marketers t themselves when competing against companies with "unlimited" marketing budgets**. 😞

Higher end tools provide some semblance of intelligence but still **force marketers to initiate the improvements** to n campaigns themselves...**manually**. In fact, at this level, marketers typically pay $30,000-$100,000 a year and still are lef gruntwork and in most cases, "wing it". 😕

Until now... 😎

HelloWoofy.com saves the day



Social media management driven by data science to support small busin
and agencies. Save over 10 hours a week. Get your time back!
Woofy Beta
HOME
DISCOVER
LIBRARY
CALENDAR
ANALYTICS
SETTINGS
My calendar
All Team
Hi, Woofy the Dog!
Let's engage more?
Add Content
19
TOTAL POSTS
CREATE CAMPAIGN (MULTI POST)
8
SCHEDULED POSTS
CREATE SINGLE POST
4
DRAFT POSTS SAVED
SAVED DRAFT POSTS
Entrepreneur Hashtags
#VENTUR...
#STARTU...
#LEADER...
ADD NEW
Arjun Rai
ADMIN
Steve Hayden
ADMIN
Reese Witherspoon
MANAGER
Steve Jobs
EDITOR
Anne Hathaway
Add Someone (5/8)
MANAGE TEAMS
WATCH DEMO
helloWoofy

Social media marketing is one of the primary ways businesses reach new customers and raise awareness for their pro services. One of the most scalable methods as well. With all of the platforms and channels available, using social medi helps should be easy, intuitive and data driven/intelligent.

Review:

1. ✅ HelloWoofy.com is a data science driven marketing platform for small to medium sized businesses
2. ✅ Traditional platforms lack insights or intelligence, are too expensive and don't reduce the gruntwork

Solution

👉 HelloWoofy.com: the best of today with the tech of tor 🥇



Woofy is your **personal social media manager driven by data science** or specifically, artificial intelligence. It's simpl and has everything integrated into one dashboard to help you **manage multiple social media networks**, keep your c organized and allow **copywriters to become 10x more efficient**. 🏆

Autocomplete for marketing text / copywriting (in English and coming soon with m languages) - patent pending

Real time contextually relevant emoji recommendations (rapid analysis of 3,000+ er patent pending

Result:

“I love this amazing video on dogs and cats 🐱 🐶 ”

Our **predictive AI technology** also **helps generate content from the sources you provide**, saving you loads of time when faced with limited to no marketing resources. HelloWoofy.com also provide **real-time statistics and analysis of media efforts** via analytics to help you maximize your exposure and grow your business. ✅


The solution
Engines
Artificial Intelligence
Platform Compliance
Predictive Linguistics
Colorblind Support
1st Party Data
Post Schedule Optimization
Natural Language Processing
Voice Assist
Vision/Object Detection
Patent Fi

With the support of a **leading patent filing corporate law firm**, Woofy, Inc., was able to **file for multiple patents and a "deferred basis"** in order to secure it's intellectual property quickly and efficiently. 📝



👉 EmojiData.ai: Programmatic Emoji + Word Autocompl... Database and API 💻

Over **300,000 API calls are made globally on a monthly basis** using the HelloWoofy.com's technology built in-house. Below is an example of real time usage of emojis across the world as a result of EmojiData.ai's (**a product by HelloWo... analysis of which emojis are used** most but most importantly **driving most engagement**. Future updates will inclu... details leading to even better data driven insights / decisions.

Real Time Global Emoji Usage for Driving Engagement Based on Data Driven Insight... Pending





The team behind HelloWoofy.com **designed several layers of unique data science technologies** including an API t **customers to type and see recommendations of the best words, emojis and hashtags** that would go well with th real time. ⌨️



35M Data Points

Millions of contextually relevant data points influence cutting edge recommendations



Over 2900 Emojis

Thousands of emojis analyzed for best in class suggestion for any use case



Cutting Edge AI

AI driven, you can be certain you have the power of 100s of human beings at your finger tips



Drive Real

Research indicates emojis in most cases double digit upli engagemen

It then became apparent that other **enterprises could benefit from this API** as well who would **pay on an API call b** providers, newsletter creation platforms, note taking apps etc). Hence, the team launched, under HelloWoofy.com, a **Sa** **API call based product** offering called EmojiData.ai geared towards **platforms and ad agencies** looking to create cu to provide their user base of customers and clients with **positive ROI driving capabilities**.

👉 Woofy.ai: Visual Search Engine (Lead Generation for HelloWoofy.com) 🔍

Visually find the **most relevant hashtags, emojis, words and images that go well with your social post**. This is a v our back end technology turned into a search engine that powers part of the HelloWoofy.com marketing platform.

Review:

1. ✅ HelloWoofy is a marketing platform driven by data science
2. ✅ Woofy.ai is a visual search engine that provides lead generation for the main platform
3. ✅ EmojiData.ai is an enterprise facing API platform allowing companies to autocomplete with English words as v programmatic recommendations that are contextually relevant

Product

👉 Simple, smart + effective ✅



Discover trending and new content from publications all over the worl
Let Woofy give recommendations for quotes from articles and more
Woofy Beta
HOME
DISCOVER
LIBRARY
CALENDAR
ANALYTICS
SETTINGS
My calendar
Discover
Recommended
New Topics
Trending
Search
All Topics
Accessories
Accommodations
Animals
Art
Business
Add Topic
YC-backed startup Binks can ship custom-made clothing to Indian women in just three days
DISRUPT
San Francisco 2018
Tech companies get a reprieve thanks to a reversal from the President on tariffs
TechCrunch
What do you want to say?
I love you tab
Quotes
Add URL for quote suggestions
Autocom social po saving yo and effo
45+ Publications from all over the world at your finger tips!

HelloWoofy.com (with over **103,105 lines of code** written) makes creating and managing your **social media marketi easy and intelligently driven**. In just three simple steps, we can help autocomplete posts, suggest engaging emojis, relevant hashtags, and identify copyright free images to accompany your posts--all in one **powerful dashboard**. Hello

engine helps predict and create the messages you want to send, thereby **saving you time and optimizing your c**
can focus on running your business. 👍



How do smart campaigns work?
1
You:
Add Content
to Library
Woofy will:
· Analyze Content
· Suggest Hashtags
· Run visual object detection
· Complete your sentences
· Prevent duplication in content
· Woofy safeguards via a screener (copy/graphics)
2
You:
Ask Woofy
to Start Campaign
Woofy will:
· Ask for dates
· Auto-Detect patterns in schedule
· Prevent duplication in content
· Woofy safeguards via a screener (copy/graphics)
3
You:
Analyze data
from campaigns
Woofy will:
· Continuously learn from your posts
· Alert you of any issues
· Suggest new content

Compliance engine analyzes content preventing duplicity at scale - patent pending





Library Similarity Engine is Analyzing Content
#Winners "Book your tickets here." https://techcrunch.com/2019/07/26/emergences-jason-green
joins-tc-sessions-enterprise-this-september/ #Competition
This post is similar to what you have posted within the last 60 days. The similarity is:
Library 30%
Facebook 10%
Instagram 8%
Linkedin 21%
Twitter 20%
Category: Tips
"By signing off on this merger, the Justice Department has done nothing to remedy the short- an
long-term harms the loss of an independent Sprint will create for U.S. wireless users,"
https://abcnews.go.com/Technology/wireStory/justice-department-oks-mobiles-265b-sprint-deal
64588467 #Tmobile









Why Woofy Artificial Intelligence

Technology powerful enough to make relevant content suggestions by learning the content you are posting. Yup, Woofy learns new tricks.

Compliance Marketing Engine

A mighty engine that prevents damaging, redundant and unwanted content from being posted. It continuously scans your library for compliance and makes appropriate suggestions as necessary.

Voice Assist

Start a marketing campaign simply using your voice! Innovative built-in voice assist allows you to command your campaigns, create content, and navigate the platform by simply speaking.

Collaboration

Executing campaigns with your team is easy. Set permissions, receive feedback, share with client, and keep your campaigns moving with flexible team collaboration functions.



NLP text detection, smart hashtag suggestion, and relevant emoji recommendation second 🚀

What do you want to say?

Setting politics aside, Sequoia raises $3.4 billion for US and China investments
https://techcrunch.com/2019/12/03/setting-politics-aside-sequoia-raises-3-4-billion-for-us-and-china-investme

investments in realtime [tab]

194

Quotes

"It's a sign that when valuations are concerned (ByteDance alone is now worth $78 billion, according
some reports), investors can overlook the potential political pitfalls of dealing with China."

+ add to post

Hashtags   URL Related

#BUSINESS   #BUSINESSFINANCE   #CHINA   #DEALS

#FIRM   #GROWTH   #INDUSTRIAL   #INVESTMENTS

Emojis

Category   Upload Posts Files

AI detection of brands, objects in uploaded images, graphic art for relevant #hashta

Google Chrome extension (going beyond):

HelloWoofy.com launched a Google Chrome extension to allow customers to not only **add content directly into the s**
BUT also **autocomplete** emails, newsletters, blog posts and more **with the best words and emojis...anywhere on th**


Woofy for Chrome
AI for emojis, words and more...
Autocomplete
turn off for mail.google.com
Emoji suggestions
double click to replace word
All emojis
Single Post
Add to Library
my account
According to research by market leaders:
New Message
Recipients
Subject
This is amazing. How are you?
Thanks,
Arjun Rai :)
Founder and CEO, HelloWoofy.com / Woofy.ai
Subject
This is amazing. How are you?
Sans Serif
Send
emoj

🔬 Research indicates use of emojis drive double digit upl engagement







"Emojis in a tweet can **increase engagement by 25.4%** and emojis in a facebook post can and the number of comment **increase the number of likes by 57%** and shares by 33%."

Hubspot Research Article







"48% of respondents [...] say they are mor likely to follow a brand on social media if it uses emojis, while **44% claim to be more likely to purchase products** that a advertised using emojis."

Adobe Emoji Trend Report, July 2019



Example of the EmojiData.ai dashboard for enterprise marketers

Global insights on emojis that:

- Are most frequently used 📱
- When they are used (predicting trends, sentiment and more soon) ⏰
- Are most engaging (likes, comments etc) 😍
- and more unprecedented data! 🚀


emojidata
NAVIGATION
Dashboard
Demo
Keys
Plans & Credits
Docs
Your API Consumption
Last 10 days
14000
10000
5000
0
2019-12-13
2019-12-14
2019-12-15
2019-12-16
2019-12-17
2019-12-18
2019-12-19
RealTime Emoji Tracker

Internal research at HelloWoofy.com:

According to the Adobe Emoji Trend Report (see above), **emojis used in an email subject line drive upwards of 64** **engagement**. Moreover, internal email newsletter campaigns from HelloWoofy.com indicate the **use of emojis has d** **100% uplifts in engagement** when comparing subject lines without emojis versus three subject lines with 1-4 emoji Having the ability to **place emojis contextually relevant to ANY set of words** a customer types would give any mark

leading advantage. HelloWoofy.com and EmojiData.ai allow customers to do just that without the need to go through 3
an endless effort to find the **perfect combination**. 📶


Use of Emoji in Real World
Use Cases: Woofy Newsletters
Subject: 🚀✌ Hellowoofy.com and Woofy.ai Launches!Plus MarTech Expert,
Joins Advisory Board. 😍
Open rate
29.7%
Audience average
26.9%
Industry average (Software and Web App)
13.8%
Subject: 🚀 Secret is out, for $6/m, get back over 10 hours a wee
launches a Limited Pre Order Campaign. Claim your seat today!
Open rate
Audience average
Industry average (Software and Web App)
Subject: Do you want more traffic and revenue?
Open rate
14.6%
Audience average
13.8%
Industry average (Software and Web App)
13.8%
Subject: ❤👍 Autocomplete Your Social Posts with Woofy's Lates
Linguistics Engine! 😱🆒
Open rate
Audience average
Industry average (Software and Web App)

Review:

1. ✅ Research by Hubspot and Adobe indicate use of emojis drive double digit uplifts in engagement
2. ✅ Preliminary research by HelloWoofy.com shows 100% uplift in engagement on email open rates
3. ✅ Google Chrome extension allows customers to autocomplete and see emoji recommendations when typing a internet
4. ✅ HelloWoofy.com dashboard automatically prevents customers from posting too similar or duplicated content t considered "spam"
5. ✅ 103,105 lines of code written within a full stack environment

Traction

👉 Empowering marketers worldwide 🌎

Woofy has a **unique and proprietary technology** that allows customers to build smarter, data driven and optimized ca work with **over 1050+ B2B customers** around the globe 🌎 and have over **6,000 leads** for new customers in our pip As of Q4 2019, we realized over **$30,000 in sales**.

Combined, our customers have **added 16,000+ posts into their libraries**, launched **hundreds of posts / campaign over 5,000 categories within their libraries** in a matter of just a few weeks.

Additionally, our efforts to gather resources from leading enterprises have resulted in over **$135,000 in combined re** Google's Cloud Computing Platform and Microsoft's Azure platform). The company also has **full business or develop**

access to all major social media platforms in addition to other supporting technology APIs.

On the business development side, HelloWoofy.com is in **multiple strategic talks with enterprises for HelloWoofy.**
science driven marketing platform) and **EmojiData.ai** (programmatic **autocomplete and emoji recommendation en**

HelloWoofy.com has also **filed for two patents** to protect it's data science engines, unique technology research and c
efforts.



On November 25, 2019, HelloWoofy.com launched a **major collaboration effort with AppSumo**, a leading distributio
SaaS companies, targeting **over 850,000 potential customers**. The following video was created by the team to highl
of HelloWoofy.com.

Other Strategic Business Development / Partnership Efforts:



Strategic Business Developmen
and Technology Collaborations
Microsoft
$30,000
Credits
Direct conversation with head of artificial intelligence and head of Microsoft Azure product lines for resources, personnel and engineering guidance.
Google Cloud Platform
$100,000
Credits
Instagram
LinkedIn
designbold
crello
News
Member of organization behind the standards for emoji useage in texting on all digital devices. Our focus on the use of emojis for double digit marketing uplift in engagement via Woofy.ai technology makes this opportunity vital for long term growth.
unicode
APPSUMO
850,000 Potential Customers
#1 Daily Deals Site for Early Adopters
VENDASTA
Global Reseller
2M Small Businesses
10,700 Resellers
#DMWF
SOCIAL MEDIA STRATEGIES SUMMIT
SOCIAL MEDIA DAY

Startup Competitions:

- Won 1st place at "Pitch Night NYC"
- Won 1st place at "Entre Startup Competition at Microsoft NYC HQ"

1st Place WINNER
helloWoo
Best Startup Presentation
ENTRE
Microsoft
1001
DATE November 20, 2019
Woofy
One Thousand
$ 1000.00
Pitch Competition Winner
DOLLARS
ENTRE PRESENTS
STARTUP PITCH NIGHT
Microsoft
BREX
$1000 CASH PRIZE & MORE

Press mentions:

 

 

Review:

1. ✅ AppSumo campaign launched to over 850,000 potential customers
2. ✅ 1050+ current B2B customers
3. ✅ $30,000+ sales in Q4 2019
4. ✅ 6,000 leads identified around the globe
5. ✅ Over 16,000 posts added by customers to HelloWoofy.com
6. ✅ $135,000 combined technology resources from Microsoft/Google
7. ✅ EmojiData.ai API platform launched for enterprises
8. ✅ Fully launched data science driven marketing platform launched, HelloWoofy.com
9. ✅ Strategic partnerships formed with leading marketing conferences for little to no cost
10. ✅ 2 patents and 4 trademarks filed

Customers

👉 Entrepreneurs and marketers looking to up their social marketing game



HelloWoofy.com helps hundreds of entrepreneurs and marketers enhance their **social media marketing efforts thro** **driven decisions**. With HelloWoofy.com's AI technology and intuitive analytics, the platform is able to **help customers** **what resonates with their followers** and how to further **improve their content and social media marketing effort** grow. While the platform works well for small to medium sized businesses and advertising agencies, our **technology c** **anyone build smarter, more effective content driven campaigns at scale** with magical ease.

Our Customer Ba*s*

Grew By:



920%

Q4 2019

OMG!

Any marketer's best friend. [...] **Hello**
has great potential. [...] First and fore
the **support by its founder** Arjun
jumped on a conf call to help me out
a minor issue which was **solved**
before our call. I don't normally
product reviews, but I am doing an ex
tion for this one.



Super **vibrant interface**

Has got **everything I WANT...**

super recommended



Use **AI in social media mar-**
keting [...]. Its AI features are
pretty fun to play with and it
does save you time when it
...eating posts for





930+ B2B Customers and Growing

Social Media Managers


Ned Donovan


Ali Mahvan

Brands and Small Business

CLOUD SOFTWARE ASSOCIATION

LEDA DI MA
MILANO

Social Media Agencies

DIGITIDE

TRIANGLE SOCIAL MEDIA

DAN WOERHEID
MARKETING
& BUSINESS C



“The Woofy team ran the social media at The Small Business WebSummit [...]. Using the Woofy app,they managed to turn our intimate 300-person event into a Twitter trending topic. Those are some incredible results; I literally did not believe it until I saw it. But wow, they did it.”
Sunir Shah
President
Cloud Software Association
“Woofy makes it easy to discover new content, plan over multiple client accounts with an easy-to-use and intuitive calendar interface. Easily avoid the ‘duplicate posting errors’ with their inline editing tools which offer unique content [and] retrieval options to enhance the quality of content being curated to make it your own.”
Dan Woerheide
Managing Director, StartupGrind
Founder, DanWoerheide Coach
“This application is just what we were looking for: a quick, intuitive and efficient way to connect all our social media and our workgroup (teamwork) thanks to a multi-functional calendar. An extra gear is given by the ‘Discover’ section, which allows you to stay up-to-date and to republish content customized by yourselves. Just what was missing! [...] now we can no longer do without it.”
Leda Di Marti
Founder, LDM
Fashion Stylist and Designer
“I am really liking the discover [section] feature!”
Justin Williams
Co-Founder
Digitide

👉 EmojiData.ai: platforms looking to offer ROI increasing solutions to their customers

Platforms such as email providers or newsletter creation solutions would benefit from our API based product. Program suggesting the best words and emojis to use within content creation processes **positions** HelloWoofy.com **in a uniqu the global marketplace as a next generation technology and data science provider**. 🌎

Review:

1. ✅ 1050+ B2B customers on board and growing
2. ✅ HelloWoofy.com caters to social media managers, advertising agencies, influencers, small to medium sized bus
3. ✅ EmojiData.ai caters to enterprises such as email providers, newsletter creation solutions, note taking apps and r (autocomplete with the best words in English and contextually relevant emojis in real time

Business Model

👉 75%+ average gross margin on sales

Our **business model is simple**. We provide a **SaaS based monthly, 6 months or yearly plans** to our customers at H as well as API Call based pricing on a monthly basis for EmojiData.ai. Our smart technology streamlines a lot of the cos platform, allowing us to makes on average $600/year per customer (when a customer purchases a $49/m plan). Additi efficiency also stems from utilizing **a full service server backend provided by Google Cloud Computing with near credits** from inception. With an annual churn rate of 12.5%, we predict earning 75% margin on sales annually.



Review:

1. ✅ SaaS based pricing for HelloWoofy.com at $49/mo. with an introductory free tier

2. ✅ Google Chrome extension at $5/mo. for free tier customers or free when customers pay $49/mo.

3. ✅ Current churn 12.5%

4. ✅ LTV $808.70

5. ✅ 75%+ gross margins

Market

👉 $19B+ industry 💰

In today's world, most **digital first businesses**, and in many cases traditional enterprises, **drive traffic to their online** **using some sort of social media**. With **billions of people on social media**, it only makes sense an affordable and da solution that makes it easier for businesses to reach their customers organically would allow them to be more success bottom line. That's HelloWoofy.com. Period. 📈

The market for **social media advertising is exploding and is expected to be a $19B industry by 2020**. 💸



Unique Offering:

HelloWoofy.com with it's **unique approach, price point and data science driven technologies** (i.e. autocomplete fe
words) provides customers in markets, where english may not be the main speaking language, the **ability to confiden
english based marketing posts**. Other platforms mostly catering to english speaking markets are unable to follow thr
their lack of intelligent predictive technology. 🌟

Review:

1. ✅ HelloWoofy.com uniquely positioned with its data science technology to compete against established compe
   countries where English isn't a first language
2. ✅ Over 6,000 leads identified across the world (social media agencies, social media managers, etc. catering to c
   predominantly within English speaking markets)
3. ✅ $19B+ global market and growing rapidly

Competition

👉 HelloWoofy is a blend of AI, data science and the huma element 📈

Woofy has taken the best of what exists today, re-conceived it, and powered it to the next level with **smart AI driven te
Through our predictive linguistics and compliance engines, we are able to help people **build smart campaigns** that a
the data and engagement of their audience. Furthermore, english based autocomplete technology allows marketing
non english speaking countries to **compete with other competitors driven by data**.


Competition
#1 Software for Social Marketers Woofy, Inc.
Woofy 2.0
Hootsuite
buffer
MeetEdgar
Social Media Management
Desktop Dashboard
Infographic/Visual Analytics
Mobile App
Recurrence/Automation
AI/ML/Compliance Engines
1St Party Data Insights/Trends
Voice Assist/Colorblind Support
Basic Plans
$49 - $129
$29 - $129
$10 - $199
$49

See how Woofy stacks up against the competition over on our 👉 blog.

Review:

1. ✅ HelloWoofy.com uniquely positioned with its data science technology to compete against established compe countries where English isn't a first language
2. ✅ Pricing competitive with closest competitor and more premium than largest competitor within our industry pr more data science driven capabilities

Vision

👉 Giving every business owner a fighting chance 👊

We've been working on developing and testing our product to meet the needs of our target customers. By **reaching o** we plan to **invest capital towards improving our smart data science technology**, **expanding our team**, and to foc the 6,000 business leads in our pipeline to paid customers. We also aim to **expand our product offering** and leverage we've developed to develop an **AI driven paid ads solution**, further **enhance AI recommendations** for content (incl suggestions for best words, emojis and hashtags) and more.

👉 Reimagining the future of affordable data science-driv marketing 💯

- SEO
- Copywriting

- Paid

- Insights

- and more...

Roadmap



Customer level AI recommendation

1. Improved content suggestio
2. Increased accuracy of word/
hashtag suggestions
3. Enhanced image detection
image based hashtag suggest
4. and more.

2019



Paid Marketing Visual and Data Science Driven

1. Expansion efforts based on B2B customer requests for a data science and visually driven paid ads platform
2. Leveraging patent pending tech for simplifying processes behind paid ads
3. Growth: paid ads based ad agencies

2020



Growth of EmojiData.ai: 25+ Platform Integrations

1. First 25 platforms integrated with EmojiData.ai API (i.e. email providers, newsletter creation solutions etc)
2. 1B data points analyzed from 35M driving unprecedented word, emoji and hashtag recommendations





HelloWoofy.com 15,000 Customers

By Q4 of 2020, HelloWoofy.com expects to grow to:
1. 15,000 customers
2. Churn rate below 10%
3. LTV expected to 2-3x
4. and more



Series A Funding

1. Further capital and resources to support growth expansion needs of the business via Series A.
2. Growth within the HelloWoofy.com marketing platform and EmojiData.ai





2021

Investors

👉 To date, we have raised 💰

1. $372,500 from VCs and Angel Investors

2. $165k from Founder and CEO

🤝 Top tier investors and strategic advisors on board

Investors and advisors come with corporate **Fortune 500 level experience and connections** furthering HelloWoofy.c EmojiData.ai's mission, business development efforts and capital raise efforts to name a few key advantages.

Investors and Advisors

QUAKE 1517



Bonnie Halper
Editor in Chief,
StartupOneStop.com

Advisor
Content/Communications/
Human Resources



Steve Hayden
Former Vice Chairman and CCO,
Ogilvy Worldwide

Investor
Marketing/Branding/Biz Dev



Jodie Green
Founder, Little Dragon Digital

Advisor and Investor
Strategy/PR/Marketing



Roger Mari
Founder, Marion an

Legal Counse
Legal/Finance/Investor



Beier Cai
Founding Lead Engineer, Hootsuite
Founder, Commit

Advisor
Engineering/Data Science



Michael Donnelly
Managing Director, Lighthouse
Labs LLC.,

Investor and Advisor
Partnerships, Agency Relations
and Marketing



Scott Kallick
Business Coach

Investor
Strategy, Culture and HR

Review:

1. ✅ Top tier investors and strategic advisors on board

Founders







The Experts
Arjun Rai
Founder + CEO, Investor
9+ Years Startup/Tech/Product/
Investor Relations Experience
BS: Entrepreneurship/ Small
Business
Michal Lyskawinski
AI/ML Lead
5+ Years Financial Engineering
MS: ML/Computer
Vision
Ana Batista
Lead UI/UX Designer
7+ Years Design Experience
BA: Arts + Advertising
MA: Visual Design
Full time: Supported by a team of engineers
(1 front end, 2 back end), 1 project manager,
2 junior data scientists and 1 senior data scientist
Freelancers: On as needed basis team of 1 gr
designer, 1 copywriter, 1 web developer, 1 vi
animator and 4 research analysts

Podcast interviews of Founder and CEO:



✅ PLEASE NOTE: Parts of this **campaign page** were **written by way of Woofy's autocomplete technology** to pred
and emojis would do best as the writer typed in real time. Including **this very paragraph** you just read here. 🤓

Team

	Arjun Rai	Founder + CEO	👉 4x Entrepreneur. Designer. (Techie. Hustler. 🚀
	Michal Lyskawinski	Head of AI and ML	
	Ana Batista	Lead AI Designer and Creative	
	Steve Hayden	Angel Investor	
	Roger Marion	Legal Counsel	

	Ramon Ray	Advisor
	Jodie Green	Angel Investor and Advisor
	Glenn Argenbright	VC Investor
	Danielle and Michael at 1517 Fund	VC Investor
	Bonnie Halper	Advisor
	Beier Cai	Advisor
	John Bednarz	IP Attorney
	Amber , Cat	Chief Meow Officer
	Buel , Dog	Chief Woof Officer
	Coal , Cat	Chief Purr Officer
	Michael Donnelly	Investor and Advisor
	Scott Kallick	Investor

Perks

$100	Shoutout by the founder on Twitter
$500	Shoutout by the founder on Twitter Free Woofy team member T Shirt (as seen in the vide
$1,000	Shoutout by the founder on Twitter Free Woofy team member T Shirt (as seen in the vide "Investor" badge on your HelloWoofy profile 5 years of premium subscription to HelloWo ($3000 value)
$5,000	Shoutout by the founder on Twitter Free Woofy team member T Shirt (as seen in the vide "Investor" badge on your HelloWoofy profile Lifetime premium subscription to HelloWoo ($9000+ value)
$10,000	Shoutout by the founder on Twitter Free Woofy team member T Shirt (as seen in the vide "Investor" badge on your HelloWoofy profile Lifetime enterprise subscription to HelloWo ($18000+ value) Listing on website as "investor"
$25,000	Shoutout by the founder on Twitter Free Woofy team member T Shirt (as seen in the vide "Investor" badge on your HelloWoofy profile Lifetime enterprise subscription to HelloWo ($18000+ value) Option to join as an "advisor" Dinner with Founder at the next closing o round

FAQ

Which social media platforms does HelloWoofy.com support?	Great question. At HelloWoofy.com we support: Facebook (Pages and Groups) Linked In (Profile and Pages) Twitter Pages Instagram Profiles
What are some goals for HelloWoofy.com in 2020?	Thanks for asking. Our goals as shown above under the "Vision" section indic intend on further developing our sales efforts to reach a goal of 15,000 users year in addition to enterprise clients for the API business at EmojiData.ai.

| When will an Android app be available for HelloWoofy? | Good question. We're looking at releasing an accompanying android app sim star reviewed instagram app sometime in Q1 of 2020. We'd love your feedbac thoughts as we release items from our roadmap! |

| Do you support Instagram posting? | Yes we do! We've built an accompanying iOS app that will allow you to post af scheduling your optimized and curated content on desktop at HelloWoofy.cor click click and you're done! |

| Where is your team based? | Our team is global just like our ambitions! Our full stack team is based in Ukra data science team is based in India, our lead designer is based in Spain while and Head of AI are based in the New York City area. We also have a team of fr all over the world that assist with graphics, video editing, SEO, copywriting etc |

| How do you differentiate between your competitors? | We love to say that we highly respect our competitors for creating an industry businesses HOWEVER, being just a social media scheduler isn't enough. HelloWoofy.com is entirely a ground up categorically new approach to enhan optimizing, curating and scheduling social media posts (and soon other mark related efforts) that combine data science with an intuitive visual interface...A business can use to get ahead. |

| How many users do you currently have? | Thanks for asking. As of Dec 21, 2019 we have over 1050 customers that are as well as free (and we hope to convert a large portion of the free tiers into pa of 2020). |

| How do you give recommendations based on AI and Data Science? | Amazing question. While our approach is proprietary we use a combination o different algorithms to give recommendations in real time of the best words, H emojis and images to use. In addition, we also are now providing this approac API that platforms at the enterprise level could use for their own products and an API call basis. Other data science driven tech includes various levels of na language processing (NLP), object detection etc. to define terms found within words, images etc. to generate quotes, hashtags and more. Happy to answer specific questions on this as well as the patent filings we have submitted to p HelloWoofy.com's intellectual property. |

Why are you raising capital?

Good question. First and foremost, thank you for considering to invest in our little startup looking to take on the world of marketing driven by data science

We are raising capital to further prove our premise that data driven marketing within social media marketing) is needed for all types of businesses not just t ones with unlimited marketing budgets. Small to medium sized businesses ha to making data driven decisions from which words to use, which hashtags wil traffic to which emojis are contextually relevant and engaging and much muc

The funding will go towards additional research, product development and fu our customer based both on the HelloWoofy.com side as well as the API that recently released for enterprises to utilize and pay on an API call basis, EmojiI

You can learn more about our use of proceeds in our Form C. We look forward collaborating!

How do I earn a return?

We are using Republic's Crowd SAFE security. Learn how this translates into : investment here.